UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                       Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 April 2015

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces agreement to acquire the remaining 50% interest in United National Breweries. (2 April 2015)

Announcement

Company notified of transactions in respect of the company’s US Employee Stock Purchase Plan and Mr Menezes, Ms Mahlan and PDMRs inform the Company of their interests therein.

(16 April 2015)

Announcement

Company notified of transactions in respect of the Diageo Dividend Reinvestment Plan and Dr Humer and Persons Discharging Managerial Responsibility (PDMRs) inform the company of their beneficial interests therein.

(9 April 2015)

Announcement Mr Menezes informs the Company of his beneficial interests. (23 April 2015)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 April 2015)

Announcement Company provides update following internal inquiry of United Spirits Limited. (27 April 2015)
Announcement Company announces interim management statement for the 9 months ended 31 March 2015. (16 April 2015)	Announcement Company announces total voting rights for April 2015. (30 April 2015)
Announcement Company announces changes to Executive Committee. (16 April 2015)

Diageo PLC - DGE Acquisition of the remaining 50% interest in UNB Released 07:00 02-Apr-2015

RNS Number : 2462J

Diageo PLC

02 April 2015

2 April 2015

Diageo to acquire control of United National Breweries

Diageo to acquire control of United National Breweries' traditional sorghum beer business in South Africa by acquiring the remaining 50% interest which it did not already own.

On 28 January 2013, Diageo announced it had entered into an agreement to acquire a 50% interest in the company which owns United National Breweries' traditional sorghum beer business in South Africa with the remaining 50% being held by Pestello Investments Inc., a company affiliated to Dr Vijay Mallya.

Diageo today announced that it has entered into an agreement to acquire the remaining 50% interest in the company, thereby making it a wholly owned subsidiary of Diageo.  Diageo will acquire this further interest from Pestello Investments Inc. for an initial payment of $22 million (approximately £14.8 million) and a potential earn-out payment of up to $14 million (approximately £9.4 million).  The transaction is conditional on (among other things) consent from the South African competition authority and is expected to complete in this fiscal year.

Once completed, this transaction will give Diageo control of the leading traditional sorghum beer business in South Africa, including the ability to make investment decisions to support the continued growth of United National Breweries' brands in the sorghum beer category.

-ENDS-

For further information, please contact:

Media enquiries to:

Kirsty.King@diageo.com / 0044 208 978 6855

Global.press.office@diageo.com  / 0044 208 978 2749

Investor enquiries to:

James.Crampton@diageo.com/ 0044 208 978 4613

investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice. Celebrating life, every day, everywhere.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements relating to the plans and objectives of Diageo.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning.  These statements are based on assumptions and assessments made by Diageo in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate.  By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and circumstances could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.  Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Diageo assumes no obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Diageo PLC  -  DGE

Director/PDMR Shareholding

Released 14:12 09-Apr-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that the following director and Persons Discharging Managerial Responsibility ("PDMR"), as participants in the Diageo Dividend Reinvestment Plan received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in respect of the interim dividend paid on 7 April 2015, as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	602

Name of PDMR

N Blazquez	408

D Cutter	4

S Fischer	11

S Moriarty	451

The Ordinary Shares were purchased on the London Stock Exchange on 7 April 2015 (with a settlement date of 9 April 2015) at an average price of £19.24.

As a result of the above transaction, interests of the director and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	58,763

Name of PDMR

N Blazquez	79,392

D Cutter	12,909

S Fischer	9,469

S Moriarty	42,328

J Fahey

Senior Company Secretarial Assistant

9 April 2015

Diageo PLC  -  DGE

Director/PDMR Shareholding

Released 12:36 10-Apr-2015

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 April 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely: (i) the following director of the Company was allocated Ordinary Shares on 10 April 2015 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 April 2015 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

S Moriarty	10

L Wood	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.26.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 April 2015 that Dr FB Humer, a director of the Company, had purchased 430 Ordinary Shares on 10 April 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.26.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	59,193

D Mahlan	280,406 (of which 137,481 are held as
ADS)*

Name of PDMR	Number of Ordinary Shares

N Blazquez	79,402

S Moriarty	42,338

L Wood	5,971

J Fahey

Senior Company Secretarial Assistant

10 April 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - DGE IMS for the nine months ended 31 March 2015 Released 07:00 16-Apr-2015

RNS Number : 3600K

Diageo PLC

16 April 2015

Interim management statement for the nine months ended 31 March 2015

In the nine months ended 31 March 2015, net sales declined 0.3% on an organic basis and were down 0.7% in the quarter, with volume down 1.7% in the nine month period and 0.8% in the quarter.

In the nine month period reported net sales grew 4.6%.  Acquisitions, principally United Spirits Limited, contributed £700 million partially offset by an adverse impact of currency movements of £298 million and a reduction of £28 million due to disposals.

Following developments in Venezuela, including changes to the currency exchange mechanism, the group has translated its Venezuelan operations results for the quarter and for the nine months ended 31 March 2015 at a rate of $1 = VEF 192.95 (£1 = VEF 285.57). The organic growth rates for the first half shown in the table below reflect this exchange rate.

Organic net sales growth by region:

	Nine months ended 31 March 2015%	Three months ended 31 March 2015%	Six months ended 31 December 2014%
North America	0.2	0.9	(0.1)
Europe	(0.5)	(1.3)	(0.3)
Africa	6.2	8.2	5.4
Latin America and Caribbean	(3.3)	(10.2)	(1.0)
Asia Pacific	(5.5)	(6.0)	(5.4)
Diageo	(0.3)	(0.7)	(0.2)

Commentary on the quarter ended 31 March 2015:

The success of Crown Royal Regal Apple was the biggest driver of increased shipments in US Spirits & Wines and therefore of the improved performance in the quarter in North America.  Smirnoff Red's performance continues to improve although it was offset by the weakness of Captain Morgan.  In the quarter, DGUSA's shipments were weaker than in the first half due to phasing of shipments.  Depletion trends have continued to improve during the quarter across both US spirits and DGUSA.

In Europe, following a broadly flat performance in the first half, the performance in the quarter saw a high single digit net sales decline in Great Britain reflecting the comparison against last year when a buy up ahead of an expected duty increase brought forward sales into the third quarter.

Africa, as expected delivered a stronger performance in the quarter. In Africa Regional Markets and East Africa, net sales continued to grow double digit.  Improved performance in the quarter in Nigeria, with the success of Orijin and a steady improvement in Guinness' performance, delivered double digit growth.  In South Africa in the quarter, net sales of spirits grew 4% despite the weak economy; however total net sales were down as a result of the transfer of production of Smirnoff Ice Double Black & Guarana to Diageo's DHN joint venture.

In Latin America and Caribbean, while there was a good performance in most domestic markets, currency volatility continues to negatively impact consumer demand and the inventory levels held by customers in some channels.  The quarter was also specifically impacted by phasing issues which will benefit performance in the fourth quarter.

Asia Pacific performance in the quarter was broadly in line with the first half as net sales in South East Asia continued to be impacted by the decision to reduce inventory levels held by distributors. In addition, regulatory changes to the sale of beer in the off trade are to be introduced in Indonesia and this impacted performance in the quarter. In the Middle East, political tensions and Diageo's decision to hold prices resulted in a decline in net sales in the quarter. In mainland China, net sales grew 13%, driven by the recovery of Diageo's baijiu business.

At 31 March 2015, net assets were £8,691 million (£8,696 million at 31 December 2014). Net borrowings decreased £404 million from £10,668 million at 31 December 2014 to £10,264 million at 31 March 2015, primarily as a result of £265 million net cash proceeds received from sale of Bushmills less the acquisition cost of  the 50% equity interest in Don Julio that Diageo did not already own. The group completed this transaction on 27 February 2015 and the exceptional gain before tax arising on the transaction is expected to be around £200 million.

Using current exchange rates (£1= $1.47; £1= €1.38; $1= VEF 193.85) the exchange rate movements for the year ending 30 June 2015 are estimated to adversely impact net sales and operating profit by £240 million and £110 million respectively, and increase net finance charges by £10 million excluding the impact of IAS 21 and IAS 39. As a result of Diageo's adoption of the Simadi exchange rate to translate the results of the group's Venezuelan business, a hyperinflation charge of approximately £20 million is estimated for the year ending 30 June 2015.

Ivan Menezes, Chief Executive of Diageo commented:

"Our performance in the quarter reflects continued tough conditions in the emerging markets and subdued consumer demand in some developed markets. However it also reflects the actions we have taken to ensure we are building a stronger business. Of key importance is that depletions continue to outpace shipments as we embed our sell out culture. In addition, our decision to destock some wholesale channels in South East Asia and West LAC will improve our ability to track consumer and customer trends and reduce future volatility.

Our route to consumer focus, momentum in reserve and successful innovations have each contributed to building a stronger business although lower inflation and weak economies will lead to subdued net sales growth in the current year despite these improvements.

Consumers in North America remain the most resilient and while lower gas prices and a more favourable macro outlook have not led to a significant shift, growth in the spirits category is improving and our depletion performance continues to build momentum, although I do not expect to see shipments improve until we have lapped last year.

We will continue to strengthen Diageo.  We are investing in our brands, enhancing our route to consumer, introducing great innovations such as Crown Royal Regal Apple and Orijin, winning in reserve and focusing on cost and cash.  We can realise Diageo's full potential and deliver our performance ambition."

Note:

Organic net sales growth in the six months ended 31 December 2014

	At $1 = VEF 192.95 (£1 = VEF 285.57)			As previously reported at $1 = VEF 49.99 (£1 = VEF 77.98)
	Q1%	Q2%	H1%	Q1%	Q2%	H1%
Diageo	(1.7)	0.8	(0.2)	(1.5)	0.7	(0.1)
Latin America and Caribbean	(4.0)	0.5	(1.0)	(1.4)	(0.2)	(0.6)

For further information

Media relations:	Rowan Pearman +44 (0)208 978 4751
Kirsty King +44 (0)208 978 6855
Victoria Ward +44 (0)208 978 4353
global.press.office@diageo.com

Investor relations:	Colette Wright +44 (0) 208 978 1380
Pier Falcione +44 (0) 208 978 4838
Angela Ryker Gallagher +44 (0) 208 978 4911
James Crampton +44 (0)208 978 4613
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo's brands;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo's profitability or reputation;
•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;
•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;
•	ability to maintain Diageo's brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo's reputation and the likelihood that consumers choose products offered by Diageo's competitors;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo's market share, increase expenses and hinder growth potential;
•	the effects of Diageo's strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo's ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo's brands;
•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo's access to or increase the cost of financing or which may affect Diageo's financial results and movements to the value of Diageo's pension funds;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the 'Risk factors' included in Diageo's annual report for the year ended 30 June 2014. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2015.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Diageo PLC - DGE Diageo announces changes to Executive Committee Released 07:00 16-Apr-2015

RNS Number : 3609K

Diageo PLC

16 April 2015

Diageo announces changes to Executive Committee

After 18 years with Diageo Andy Fennell, currently President, Diageo Africa and a member of the Executive Committee since 2008, is leaving Diageo at the end of the current fiscal year. John O'Keeffe, currently Managing Director, Guinness Nigeria, is to be appointed President, Diageo Africa, joining the Diageo Executive from 1 July 2015 and reporting to Nick Blazquez, President Diageo Africa & Asia. In addition Diageo has today announced that Soren Lauridsenwill be appointed Managing Director, Guinness Nigeria following a transition with Andy and John during May and June 2015.

Ivan Menezes, Chief Executive Diageo, commented;

"Andy Fennell has decided to leave Diageo after 18 successful years when he has been Global President for Smirnoff, Chief Marketing Officer and more recently President of our African business. We wish him every success as he reaches out for new challenges.

"We have been able to ensure a smooth transition for both Diageo's African business and for Guinness Nigeria. John O'Keeffe will bring marketing and general management experience to the Diageo Executive and his experience in innovation will be key as we look to increase our mainstream spirits business in Africa. Soren Lauridsen has already joined Diageo and will bring strong leadership skills to his new role in Guinness Nigeria from a career which has taken him from the Nordics to Asia and from Unilever to Carlsberg and now to Diageo. I look forward to working with them both to achieve our ambition."

ENDS

For further information

Media relations:	Rowan Pearman +44(0) 208 978 4751
Kirsty King +44 (0)208 978 6855
Victoria Ward +44 (0)208 978 4353
global.press.office@diageo.com

Investor relations:	Colette Wright +44 (0) 208 978 1380
Pier Falcione +44 (0) 208 978 4838
Angela Ryker Gallagher +44 (0) 208 978 4911
James Crampton +44 (0)208 978 4613
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Diageo PLC  -  DGE

Director/PDMR Shareholding

Released 15:24 16-Apr-2015

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules. Diageo plc (the "Company") announces that it received notification on 15 April 2015 that the following Directors and Persons Discharging Managerial Responsibilities ("PDMR"), as participants in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ("ADS")* in respect of the Company's interim dividend paid on 10 April 2015, as follows:

Name of Director	Number of ADSs

D Mahlan	36

I Menezes	1

Name of PDMR	Number of ADSs

J Kennedy	5

S Saller	21

L Schwartz	54

The ADSs were purchased on the New York Stock Exchange on 13 April 2015 at a price of $113.85 per ADS.

As a result of the above transactions, the interests of the directors and PDMRs in the Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to:

Name of Director	Number of Ordinary Shares

D Mahlan	280,551 (of which 137,626 are held as ADS)

I Menezes	749,518 (of which 646,520 are held as ADS)

Name of PDMR	Number of Ordinary Shares

J Kennedy	49,142 (of which 44,546 are held as ADS)

Number of ADS

S Saller	17,684

L Schwartz	26,363

J Fahey

Senior Company Secretarial Assistant

16 April 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC  -  DGE

Director/PDMR Shareholding

Released 14:34 23-Apr-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 23 April 2015 that Ivan Menezes, a director of the Company, had on 22 April 2015 transferred 23,698 American Depository Shares in the Company ("ADSs")* held in a grantor retained annuity trust, of which he is trustee and beneficiary, to a joint account held with his spouse. This was not a stock exchange transaction.

As a result of the above transaction, the interests of Mr Menezes in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are unchanged.

J Fahey

Senior Company Secretarial Assistant

23 April 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - DGE Update re. outcome of USL internal inquiry Released 07:00 27-Apr-2015

RNS Number : 3372L

Diageo PLC

27 April 2015

Update following USL announcement re. outcome of internal inquiry

Diageo is providing this update following the announcement by United Spirits Limited ("USL" and "the Company") on 25 April 2015 in relation to its internal inquiry into certain matters referred to in USL's financial statements and the auditor's report for its financial year ended 31 March 2014.

In its announcement, the board of USL stated that they had lost confidence in Dr Vijay Mallya continuing in his role as a director and as chairman and therefore the board of USL called upon Dr Mallya to resign forthwith as a director and as chairman of the board and step down from his positions in the Company's subsidiaries.

The board of USL also resolved that, in the event Dr Mallya declined to step down, it would recommend to the shareholders of the Company the removal of Dr Mallya as a director and as the chairman of the board.  Dr Mallya has indicated he will not tender his resignation.

Diageo is the majority shareholder in USL with a 54.78% holding. As previously announced by Diageo, it has certain contractual obligations to support Dr Mallya continuing as non-executive director and chairman of USL subject to certain conditions and in the absence of certain defaults.  Further details of these arrangements are given below.

Subsequent to its announcement on 25 April 2015, USL has provided its inquiry report and all related materials to Diageo. Diageo notes the recommendation of the USL board and will now consider its position under its agreements with Dr Mallya and United Breweries (Holdings) Limited ("UBHL") in light of the inquiry report and materials provided to it.

For further information

Media relations:	Rowan Pearman	+44 (0)208 978 4751
	Kirsty King	+44 (0)208 978 6855
global.press.office@diageo.com

Investor relations:	James Crampton	+44 (0)208 978 4613
	Angela Ryker Gallagher	+44 (0)208 978 4911
	Colette Wright	+44 (0)208 978 1380
	Pier Falcione	+44 (0)208 978 4838
investor.relations@diageo.com

Additional information

Diageo and UBHL entered into a Shareholders Agreement as part of the transaction announced on 9 November 2012 and which came into effect on 4 July 2013 when Diageo completed the acquisition of its initial 25.02% shareholding in USL.  The principal provisions of the Shareholders Agreement were summarised in Diageo's announcement of that transaction.

Under the Shareholders Agreement, the parties agreed to use their respective rights as shareholders such that, among other things, UBHL would be able to nominate one director (who would be Dr Mallya) to the USL board.  This right of UBHL is subject to it continuing to hold at least 1,307,950 shares in USL and Dr Mallya continuing to control UBHL.  In certain circumstances where Dr Mallya ceases to control UBHL, Dr Mallya may become entitled to succeed to the right to nominate himself as a director of USL subject to his holding at least 1,307,950 USL shares.  Previously, UBHL also had the right to recommend a second, independent, non-executive director as long as it continued to hold at least 6,539,750 shares in USL.  Following an earlier reduction in the UBHL group's shareholding in USL, this recommendation right has now fallen away.

To give effect to these rights, Diageo is obliged, under the Shareholders Agreement and a separate agreement with Dr Mallya, to support Dr Mallya continuing as non-executive director and chairman of USL. These obligations of Diageo are subject to the conditions described above and the absence of certain defaults by UBHL and Dr Mallya.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Diageo PLC  -  DGE

Total Voting Rights

Released 15:19 30-Apr-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,303,230 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 239,811,331 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,514,491,899 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Fahey

Senior Company Secretarial Assistant

30 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 1 May 2015	By: /s/ J Fahey
Name: J Fahey
Title: Senior Company Secretarial Assistant